# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Centuri Holdings, Inc., CIK 0001981599
CUSIP: 155923105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 19820 NORTH 7TH AVENUE SUITE 120, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 05/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000921669

## Reporting persons
- Icahn Enterprises L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,343,637; shared voting power 0; sole dispositive power 5,343,637; shared dispositive power 0; aggregate amount beneficially owned 5,343,637 (6.03% of the class)
- Carl C. Icahn: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 5,343,637; shared voting power 0; sole dispositive power 5,343,637; shared dispositive power 0; aggregate amount beneficially owned 5,343,637 (6.03% of the class)

## Item 1. Issuer
Name of issuer: Centuri Holdings, Inc.
Address of issuer's principal executive offices: 19820 North 7th Avenue, Suite 120, Phoenix, Arizona 85027

## Item 2. Person Filing
Name of person filing:
The persons filing this statement are Icahn Enterprises L.P. ("Icahn Enterprises") and Carl C. Icahn (collectively, the "Reporting Persons").

Icahn Enterprises owns the Shares reported herein indirectly through its subsidiary entities Icahn Partners LP and Icahn Partners Master Fund LP.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.
Citizenship: Icahn Enterprises is a Delaware master limited partnership. Carl C. Icahn is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons have sole voting and sole dispositive power with regard to 5,343,637 Shares.
Percent of class: As of May 22, 2025, the Reporting Persons may be deemed to beneficially own in the aggregate 5,343,637 Shares, representing approximately 6.03% of the Issuer's outstanding Shares (based on 88,649,044 Shares outstanding as of May 22, 2025, as disclosed by the Issuer in its prospectus supplement, dated May 20, 2025).
Sole power to vote or to direct the vote: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Shared power to vote or to direct the vote: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Sole power to dispose or to direct the disposition: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.
Shared power to dispose or to direct the disposition: The information set forth on the cover pages hereto and Item 4(a) is hereby incorporated in its entirety herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1 Joint Filing Agreement, dated as of the date hereof, by and among the Reporting Persons.

## Signatures
- Icahn Enterprises L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (05/23/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (05/23/2025)